UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2

                              SITI-SITES.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                                 Barclay Powers
                              Siti-Sites.com, Inc.
                 (f/k/a Spectrum Information Technologies, Inc.)
                            594 Broadway, Suite 1001
                               New York, NY 10012
                                  212 965 0013

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Frederic M. Tudor, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                  973 643 7000

                                  July 11, 2000
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

======================================     =====================================
CUSIP NO. 847623303                        Page 2 of 4
======================================     =====================================

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barclay Powers
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a)|_|
                                                                          (b)|X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

     NUMBER OF               4,818,333
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     8       SHARED VOTING POWER
      OWNED BY
     REPORTING               0
       PERSON        -----------------------------------------------------------
        WITH         9       SOLE DISPOSITIVE POWER

                             4,818,333
                     -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,818,333
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES *                                  |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *

         IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Amendment 2 on Schedule 13D is being filed is Siti-Sites.com, Inc., f/k/a Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 594 Broadway, Suite 1001, New York, NY 10012. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Barclay Powers. Mr. Powers is the son of Lawrence Powers, the Chairman and Chief Executive Officer of the Issuer.

      (b) Barclay Powers' home address and his principal place of business is 665 Walther Way, Los Angeles, CA 90049.

      (c) Barclay Powers is a Director of the Issuer.

      (d) During the last five years, Mr. Powers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Powers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Powers is a United States citizen.

      On June 9, 2000, Lawrence Powers, the Issuer's Chairman and Chief Executive Officer, through his sole proprietorship Powers & Co., gave Mr. Powers' son, Barclay Powers 1,000,000 shares of Common Stock and options to acquire an additional 500,000 shares for $.50 per share, exercisable for five years. Barclay Powers is also a director of the Issuer.

      On July 11, 2000, Lawrence Powers sold Barclay Powers 600,000 shares of Common Stock. Barclay Powers used his own personal funds for the purchase.

      As a result of the above transaction, Barclay Powers owns 3,968,333 shares of Common Stock and options to acquire an additional 850,000 shares.

Item 5. Interest in Securities of the Issuer.

      (a) Barclay Powers directly and beneficially owns 4,818,333 shares of Common Stock (See Item 2), representing approximately 32.1% of the Common Stock.

      (b) Barclay Powers has sole voting and dispositive power with respect to the shares of Common Stock owned by Barclay Powers.

      (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

      (d) No person other than Barclay Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned by Barclay Powers.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than as described in Item 2.

Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Barclay Powers


Date: July 25, 2000                    /s/ Barclay Powers
                                       -----------------------------------------